Mail Stop 4561

February 3, 2009

Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle
Suite 3500
Hunt Valley, MD   21030

      Re: **Omega Healthcare Investors, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed 02/15/08
               File No. 001-11316

Dear Mr. Pickett:

      We have reviewed your response letters dated May 16, 2008, September 12, 2008, and December 3, 2008 and have the following additional comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 5 – Other Investments, pages F-19 and F-20

1. We are concerned that your purpose for entering into the 2006 Restructuring was, at least in part, to eliminate certain potential income tax uncertainties associated with the Series B conversion and 2000 Note share settlement features. We believe that the elimination of these uncertainties likely constitutes an element of the transaction separate from any lease-related asset. Because there are multiple elements involved in the transaction, we do not believe that it is appropriate to assume that the entire difference between the fair values of the instruments

surrendered (the Series B preferred and 2000 Note) and received (Series C preferred and 2006 Note) be accounted for as a lease inducement asset.

We believe that you should allocate consideration to each element using a reasonable method. Such a method might include allocation of consideration first to the lease asset based on the fair value of the lease asset, with any residual allocated to the other element. Based on our phone calls with you on January 15, 2009 and February 2, 2009, we understand that you believe that the fair value of the lease asset is at least equal to the fair value of the consideration transferred to Advocat through elimination of the Series B conversion and 2000 Note share settlement features. Please respond in writing to confirm this understanding, and provide a supplemental analysis showing how you support the value of the lease asset (e.g., the value of the negotiated incremental rent increase, the value of having an in-place lease, etc.).

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief